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Abbott Laboratories to Acquire i-STAT Corp., a
Leading Manufacturer of Point-of-Care Diagnostics

        —Acquisition Strengthens Abbott's Position in the Rapidly Growing Point-of- Care
Diagnostics Market with Proprietary Technology for Patient Testing at the Bedside—

        ABBOTT PARK, Ill., and EAST WINDSOR, N.J., December 15—Abbott Laboratories (NYSE: ABT) and i-STAT Corporation (Nasdaq: STAT) today announced that the companies have entered into an agreement and plan of merger for Abbott to acquire all of the issued and outstanding stock of i-STAT, a leading manufacturer of point-of-care diagnostic systems for blood analysis.

        Under the terms of the agreement, Abbott will acquire the shares of i-STAT it does not already own for $15.35 per share. The acquisition is structured as a cash tender offer for all of the issued and outstanding shares of i-STAT. The net transaction value is approximately $392 million. The tender offer is expected to be completed by February 2004, subject to regulatory approvals and customary closing conditions. The tender offer is contingent upon the majority of i-STAT's issued and outstanding stock being tendered. Cerberus Capital Management L.P. and its affiliates as well as certain officers and directors of i-STAT have agreed to tender their shares in the acquisition. i-STAT has received an opinion from Credit Suisse First Boston Corporation that the acquisition is fair from a financial point of view to the holders of Common Stock of i-STAT.

        "Through our strategic alliance with i-STAT and the MediSense Precision PCx™ and point-of-care data management systems, Abbott has established a leading position in point-of-care diagnostics that will be further enhanced by this acquisition," said Richard A. Gonzalez, president and chief operating officer, Medical Products Group, Abbott Laboratories. "It provides an excellent fit with our long-term strategy of expanding our capabilities in diagnostics while targeting medical needs at the point of patient care."

        It has been demonstrated in third-party studies that the immediate availability of test results at the bedside can help medical staff improve outcomes, including decreased mortality and reduced length of stay in critical care areas.

        Abbott and i-STAT entered into a strategic alliance for point-of-care testing in 1998 that included a marketing and distribution agreement and a stock purchase agreement, along with a research and development and license agreement for certain new diagnostic products. The two companies are currently negotiating an amendment to the existing marketing and distribution agreement to assure an orderly transition process.

        The acquisition of i-STAT allows Abbott continued access to a broad point-of-care portfolio, with an array of products including the i-STAT® portable clinical analyzer, an automated hand-held blood analyzer for bedside testing capable of performing a panel of commonly ordered blood tests on two or three drops of blood, generally in just two to three minutes at the patient's side.

        i-STAT products include a variety of cartridges used to perform a number of critical care assays including blood gases, electrolytes, general chemistries, coagulation and hematocrit. In the fourth quarter this year, i-STAT started marketing cartridges to perform immunoassay tests that measure troponin I. The troponin I assay offers hospital emergency departments a point-of-care diagnostic test for patients presenting with chest pain. i-STAT also expects to shortly launch kaolin-based activated clotting time (ACT). The kaolin ACT test will be sold as a companion product to i-STAT's Celite®* ACT test for use in cardiovascular operating rooms and cardiac catheterization laboratories.

        In addition, the i-STAT Central Data Station is widely used in hospitals to store and organize information pertaining to thousands of patient tests performed on i-STAT analyzers.

        i-STAT also has several potential new products in development, including tests for congestive heart failure and a panel of tests for managing metabolic conditions.

        "Abbott is the ideal fit for i-STAT," said J. Robert Buchanan, M.D., chairman of the board, i-STAT. "Our leading technology complements Abbott's broad capabilities in the worldwide diagnostics market.

Our Board is unanimously behind this acquisition, as we believe that it is an excellent outcome for our stakeholders, including our employees, many of whom have supported or been with us for a very long time."

        Abbott is a global leader in in vitro diagnostics and offers a range of innovative instrument systems and tests across key segments in the global diagnostics market, including hospitals, reference labs, blood banks, physician offices, clinics and consumers. As part of its point-of-care diagnostics business, Abbott manufactures and markets a line of systems and tests through its MediSense business, including leading brands such as Precision PCx™ and Precision Xtra™ blood glucose monitors with TrueMeasure™ strip technology and PrecisionWeb™, the industry's first web-based data management system for point-of-care testing in the hospital.

        The transaction will have no impact on Abbott's previously announced earnings-per-share guidance for 2003. The acquisition will not impact earnings-per-share in 2004, excluding anticipated one-time charges associated with this transaction, primarily for in process research and development.

        i-STAT Corporation develops, manufactures and markets diagnostic products for blood analysis that provide heath care professionals critical diagnostics information accurately and immediately at the point of patient care.

        The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Abbott will file a tender offer statement with the U.S. Securities and Exchange Commission. Investors and i-STAT security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by i-STAT with the SEC, because they will contain important information. These documents will be available at no charge on the SEC's Web site at www.sec.gov.

        Abbott Laboratories is a global, diversified health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals, nutritionals, and medical products, including devices and diagnostics. The company employs more than 70,000 people and markets its products in more than 130 countries. In 2002, the company's sales were $17.7 billion.

        Abbott's news releases and other information are available on the company's Web site at www.abbott.com.

        i- STAT's news releases and other information are available on its Web site at www.i-STAT.com.

Private Securities Litigation Reform Act of 1995—
A Caution Concerning Forward-Looking Statements

        Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott and i-STAT caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements including that the conditions precedent to the completion of the acquisition may not be satisfied or necessary regulatory approval will not be obtained. Economic, competitive, governmental, technological and other factors that may affect Abbott's operations are discussed in Exhibit 99.1 of its Securities and Exchange Commission Form 10-Q for the period ended Sept. 30, 2003, and are incorporated by reference. For a description of factors that may affect i-STAT's future results, see discussion under "Factors That May Affect Future Results" in i-STAT's Annual Report on Form 10-K for the year ended December 31, 2002 and other factors detailed from time to time in i-STAT's other filings with the Securities and Exchange Commission. Abbott and i-STAT undertake no obligation to release publicly any revisions to forward-looking statements as the result of subsequent events or developments.

*
Celite is a registered trademark of Celite Corporation, Santa Barbara, CA.

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Abbott Laboratories to Acquire i-STAT Corp., a Leading Manufacturer of Point-of-Care Diagnostics